December 22, 2014

VIA EDGAR

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	NeuLion, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 13, 2014
File No. 000-53620

Dear Mr. Spirgel:

This letter is submitted by NeuLion, Inc. (“NeuLion” or “the Company”) in response to your correspondence of December 11, 2014 and the comments of the SEC staff contained therein relating to NeuLion, Inc.’s Form 10-K referenced above.  For your convenience, we have included the SEC staff comment immediately prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 2.  Basis of Presentation and Significant Accounting Policies, Revenue Recognition, page F-7

1.
Comment:  We note your response to comment 5.  Please provide us with a detailed analysis that addresses both the gross and net indicators identified in ASC 605-45-45-1 through 45-8.  Regarding your conclusion that you are the primary obligor in the College Sports subscription arrangements, tell us the specific deliverables and your performance obligations for such deliverables.  In this regard, it appears that your customers (college partners) have the content rights which is the product delivered to the subscriber (third party user).  In addition, address the following in your response:

•
We note in your response that your customers have general inventory risk and you have physical loss inventory risk.  Please tell us the recourse a subscriber has against you and/or your customers when the content product is not provided per the subscription agreement.

•	Please tell us if you or your customers provide technical support and assistance to the subscriber.
•
If a subscriber disputes a credit card charge on a content product he/she views, who is responsible for resolving the disputed credit card charge and what is the impact on the revenue sharing arrangement?

•
We note you market subscriptions for your College Sports customers.  Please tell us if the College Sports customer is identified in the subscription agreement as the party providing the content to the subscriber and the party contractually obligated to perform under such agreement with the subscriber.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

Response:

Discussion Regarding Specific Deliverables and Performance Obligations and Related Content Rights

Summary

During 2013, we recorded gross revenues of $6.4 million related to the sale of college sports subscriber arrangements.  Cost of revenues related to payments to the underlying colleges was $2.8 million.   In that small portion of our overall business, the content provided, and owned, by the colleges that are our customers is content in a specific technological format: analog signals that are appropriate for television viewing, or in some instances, radio broadcast.  Because it is not technologically possible to transmit these analog signals via the internet in a useful way, and the colleges do not have the resources to digitize the analog signals, the Company contracts with the colleges to take over all aspects of the digital distribution of that content and to perform all necessary functions to monetize the analog data in a digital environment.  Pursuant to these contracts, the Company is responsible for all services and obligations once the analog data has been received, and therefore, all deliverables and performance obligations related to our customers’ digital environment are the responsibility of the Company.  To this end, the Company controls the conversion process and the distribution and storage of the digital content, as well as all of the marketing, collections and administrative functions surrounding the digital content.  Following is a more detailed discussion of the specific deliverables and obligations of the Company as it relates to its college business.

Discussion

Regarding our College Sports subscription arrangements, the Company’s specific deliverables are:

•	To design and build and host a client branded website, with related modules of functionality, to publish Live or On-Demand content including the following features:
o	Video and audio streaming functionality for streaming Live Events or Video-On-Demand (VOD);
o	Suite of content management tools for managing and displaying content.
•	Set up and implementation of client website including the following NeuLion commerce functionality:
o	Support for direct order capture from client web site;
o	Transactional consumer payment models (subscription, pay-per-view or combination) and associated payment processing.
o	Integration of selected commerce functionality (online store, auctions, event registration, photo store, etc.);
o	Advertising sales and support of necessary components to deliver and advertising based business model;
o	Payment and settlement reporting.
•	Ongoing operations and support of the NeuLion Delivery Platform to include the following content management features:
o	24/7 access to web-based content management system including a full suite of content publishing and management tools;
o	Self-service administration capability with role based access control to backend business functions. Workflow manager for meta-data submission, content association and video clip thumbnail creation;
o	Statistical reporting on content and usage.
•	Ongoing operations and support of the NeuLion Delivery Platform to include the following streaming video features:
o	24/7 self-service access to web-based content management system allowing client to stream live and on demand video content;
o	Web based content management streaming functionality allows client to update, change and refresh streaming content as often as desired.
•	Ongoing operations and support of the NeuLion Delivery Platform to include the following security features:
o	Consumer management, authentication, and authorization;
o	Encryption of sensitive information to protect consumer privacy.
•	Support client’s use of the NeuLion Delivery Platform to include the following:
o	Assess and make recommendations on client’s acquisition of content from live, digital, or analog sources;
o	Assess and make recommendations on client’s encoding/transcoding of content into preferred delivery format;

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

o	Provide training on NeuLion systems pertaining to CMS administration, Meta data creation and content publishing.

As discussed above, the content that our college partners possess is not in a format that is suitable for mass distribution via the internet, and as such, the Company is required to digitize the content for streaming via the internet.  In addition to digitalization, the Company transcodes the content that is supplied by our college partners, and it is this transcoding process that transforms the original analog content into formats that allow the content to be streamed to and viewed on multiple types of devices including PC’s, tablets, iPhone’s, iPad’s, and Android handsets (“portability”).

After digitalization, the Company is responsible for digitally protecting the intellectual property rights in the content, which is done through the Company’s subscriber authentication process.  If the college partners’ content was widely available because there was no authentication or other digital protections via the Company’s services, then the value of the content would be substantially diminished because consumers would be able to retrieve the content without paying a fee.  Further, our subscription services are generally not comprised of only streaming a single piece of content, but rather, our subscription services are the result of the Company acquiring and storing literally thousands of pieces of content for each college partner, and then making that library of content available to subscribers either live or on-demand.  This ability for a subscriber to seek out a specific piece of content for a college partner and consume that content whenever the subscriber wishes that adds additional value to the subscription services.

The Company also provides geo-blocking services that add further value to the content.  The Company’s geo-blocking enables our college partners to exclude specific geographic locations from viewing the content.  Although our college partners possess digital rights to their athletic events, those rights are not unlimited.  In most cases, our college partners cannot stream content live in their home media market because that would infringe upon the content rights that their local television stations possess.  Without the geo-blocking services provided by the Company, our college partners would not be permitted to stream live events and would simply wait until their local rights blackout ends to stream the event, and our partners would therefore miss the opportunity to capitalize on live sporting events.  Therefore, our services allow the college partner to live stream their athletic events while complying with all content rights agreements to which they are party.

For some colleges, the Company is also responsible for inserting advertising into the content stream itself, which generates additional revenue for both the Company and our college partners.  For this service, the Company employs an advertising sales and operations team that solicits national brands to advertise within the video content that we stream with the goal of enhancing the value of the video content.  Because our advertising sales team can aggregate content from all of our college partners, we are able to secure national advertising on a scale that our individual college partners simply cannot do.

Finally, the Company is responsible for all of the billing, payment collection, and technical support services related to our subscription service offerings.

In response to the staff’s specific questions in the bullet points above, we offer the following responses:

•	If the content product is not provided per the subscriber agreement, the subscriber has the following recourse:
o
In cases where there are technical issues that prevent the subscriber from viewing the content, the subscriber can contact our customer support team for technical assistance in resolving those issues such that the content becomes deliverable to the subscriber.

o	In cases where technical issues cannot be overcome via our technical support team, the subscriber can request a refund directly from the Company’s customer support team.
o	In some instances, the subscriber may also contact their credit card issuer and file a dispute.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

•	The Company is the sole party that offers technical support and assistance to the subscriber. In no cases do our college partners provide technical support and assistance.
•
In cases where a subscriber disputes a credit card charge, it is the Company’s responsibility to resolve the dispute.  In fact, credit card merchant processing services are contracted directly by the Company, and all disputes are sent directly from the merchant processor to the Company for resolution.  If disputes of this nature are resolved in favor of the subscriber, then any amount refunded to the subscriber is shared on a pro-rata basis between the Company and our college partners in accordance with the revenue sharing percentages outlined in our college partner contracts.

•
The Company, and not our college partner, is the party that is identified in the subscription agreement as the party that is providing the content to the subscriber and is contractually obligated to perform the services.  Prior to purchasing any subscription product, subscribers are required to confirm that they have read and agree to the “Terms of Service and Privacy Statement” that outlines the relationship between the Company and the subscriber.

Analysis of Gross versus Net Indicators in ASC 605-45-45

In accordance with ASC 605-45-3, the following eight indicators may support recording revenue on a gross basis:

•
The entity is the primary obligor in the arrangement.  ASC 605-45-45-4 indicates that if an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer that fact is a strong indicator that an entity has the risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.  In the case of the Company’s subscription services, there are several factors that we believe indicate that we are the primary obligor in the subscription arrangement with the end user.  First, our “Terms of Service and Privacy Statement” that are provided on each college partners athletic website clearly identify that the use of the service (i.e. the viewing of the content) is subject to an agreement between the subscriber and the Company.  Every subscriber is required, prior to purchase, to confirm that they have read and agree to the “Terms of Service and Privacy Statement”.  In addition, each website is also service marked at the bottom of the web page with the “Empowered by NeuLion” emblem that is also indicative to a consumer that the party providing the services is the Company and not the college partner.

We also believe that the subscription services that we offer are not merely the purchase of the content that our college partners possess, but rather, the subscription service is the aggregate of the content and all of the value added services that the Company provides to both subscribers and to our college clients.  We discuss those value added services in detail in the following paragraphs.  We believe that without the value added services that the Company provides, no subscription arrangement could exist because our college partners simply do not possess the technology or skills to provide such services, and therefore our partners rely on the Company to enable and fulfill the subscription services.  Based on this analysis, we believe that the Company is the primary obligor in our subscription arrangements.

•
The entity has general inventory risk.  ASC 605-45-45-5 indicates that unmitigated inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer.  When contemplating content subscription arrangements, there is no physical inventory, but we believe that a virtual inventory of content does exist.  In order to provide content delivery services, we must build and maintain a service delivery network that (a) transfers raw content from our college clients into formats that are useable in our streaming services, and (b) archives, or stores, such content on servers such that the content is available immediately and on-demand when a subscriber wishes to consume the content.  In order to accomplish this, the Company purchases storage space from various suppliers and is contractually obligated to pay for the storage space that enables the Company’s service regardless of whether the content itself is actually demanded and utilized by a subscriber.  ASC 605-45-45-6 indicates that we should evaluate whether any arrangement exists between us and our college partners that reduces or mitigates our risk level.  Our agreements with our college clients do not provide any risk mitigation arrangements such that we are compensated for our storage inventory costs if content is not consumed by subscribers.  Based on this analysis, we believe that we are the principal in the subscription arrangement.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

•
The entity has latitude in establishing price.  ASC 605-45-45-8 indicates that if an entity has reasonable latitude to establish the exchange price with a customer for the product or services that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.  While the Company does not have sole discretion in establishing the price points for subscription services (our agreements provide for mutual agreement on consumer pricing), the Company does have substantial control over the price setting process.  The Company works collaboratively with its college partners to determine what price point subscription services will be offered at.  Given that our college clients do not have the capability or expertise to stream live and archived content on their own, they rely heavily on our team to establish appropriate marketing practices, including the establishment of prices.  We believe that evidence of this can be found in the significant commonality of price points that exist across subscription packages as well as across college partners.  On its face, we do not believe that this criteria provides substantive evidence that we are either a principal or an agent in the subscription arrangement.

•
The entity changes the product or performs part of the service.  ASC 605-45-45-9 indicates that if an entity performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the services furnished by the supplier, and that it should record revenue gross.  Further, ASC 605-45-45-9 also indicates that this should be evaluated from the perspective of the service such that the selling price of the service is greater as a result of an entity’s performance of the service.  The specific services provided by the Company are discussed in the Discussion section above.  Given the nature of the services we perform related to the analog content received from our customers, and our contractual responsibility surrounding all aspects of the digital content once converted, we believe that we add significant value to the digital content and are therefore the principal in our subscription arrangements.

•
The entity has discretion in supplier selection.  ASC 605-45-45-10 indicates that if an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.  In terms of our subscription services, some, although not universal, supplier selection discretion exists.  As discussed in the immediately preceding paragraph, our subscription services are not simply providing content, but rather, the service is comprised of content and other features that create the value of the subscription package itself.  While there is little to no discretion available to the Company in selecting content suppliers, there is broad discretion available to Company in selecting suppliers for storage, distribution, advertising and other wrap around services that taken as a whole constitute the subscription services offered to end users.  We believe that because the subscription package that is purchased by an end user is the aggregate of content and other value added services, and that the analog content by itself has far less value, that our discretion in selecting suppliers for all of the value added services is indicative that we are the principal in the subscription arrangements with end users.

•
The entity is involved in determining the product or service specifications.  ASC 605-45-45-11 indicates that if an entity must determine the nature, type, characteristics, or specifications of the service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross.  The Company is the sole party that is responsible for determining the specifications of the service ordered by the customer.  Subscribers have the option to purchase single events (pay per view), subscriptions with durations, video or audio events, and live or archived events.  The Company’s billing platform is the system that interprets the end users order, and then delivers exactly the content and services that are authorized in the subscription offering that is purchased by the end user.  At no point are our college partners involved in making this determination.  As a result, we believe that this is a strong indicator that we are the principal in the subscription arrangement and is primarily responsible for fulfillment.

•	The entity has physical loss inventory risk. Please see discussion in the General Inventory Risk criterion above.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

•
The entity has credit risk.  ASC 605-45-45-13 indicates that credit risk exists if an entity is responsible for collecting the sales prices from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.  With respect to our subscription offerings, the Company shares a contractually specified percentage of all subscription revenue with our college clients.  In cases where a subscriber disputes a credit card charge or request a refund for unused services, the Company also shares the refund liability with its college clients along the same contractually specified percentages.  In some cases, the Company provides a minimum revenue sharing guarantee to its college clients, and in those cases, we believe that the Company bears substantially greater credit risk because the minimum guarantee mechanism provides economic protection to the college client while exposing the Company to greater credit risk.  After we take into consideration both the proportional sharing of credit risk and the increased risk under the minimum guarantee mechanisms, we believe that the Company bears a disproportionate share of the credit risk, and therefore we believe that this is an indicator in favor of gross reporting.

In addition to the analysis of the gross reporting indicators above, we have analyzed the three net reporting indicators as set forth in ASC 605-45-45-15:

•
The entity’s supplier is the primary obligor in the arrangement.  ASC 605-45-45-16 provides that representations made by an entity during the marketing and terms of the sales contract generally will provide evidence as to a customer’s understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.  As we discussed above, prior to purchasing a subscription service, a subscriber is required to confirm that they have read and agree to the “Terms of Service and Privacy Statement” that defines us as the entity providing the service.  We believe that this indicates clearly that we are the primary obligor in the arrangement.

•
The amount the entity earns is fixed.  In many cases, the Company earns a fixed percentage of the customer transaction, and ASC 605-45-45-17 states that this may indicate that the entity is an agent of the supplier.  In the case of our college partner contracts, we have selected a fixed percentage method of revenue generation because a significant portion of our costs are variable in nature with respect to subscription services.  As our library of content grows, so does our cost to store such content.  In addition, as more content is made available and streamed to subscribers, our delivery and bandwidth costs increase as well.  We view the fixed percentage model as a mechanism to ensure that as our costs rise, our revenues rise as well to cover the increased operating costs.  As such, we do not believe that this indicator is determinative of an agency relationship.

•
The supplier has credit risk.  As we discussed in the gross indicator analysis, both the Company and the supplier have credit risk and that risk is shared proportionally between the parties.  In addition, when we consider the credit risk impact of our minimum guarantees to certain college partners, we believe that the Company bears a disproportionate share of the credit risk.  As a result, we do not believe that this net reporting indicator is relatively strong when taken as a whole with the remainder of the analysis.

A summary of the various indicators of gross reporting and our assessment of the Company’s role in each indicator is below:

ASSESSMENT FINDINGS
Indicator	Principal	Agent	Both	Not Applicable
Primary Obligor	X
General Inventory Risk	X
Latitude in Pricing			X
Performs the Service	X
Supplier Selection	X
Determines Specifications	X
Physical Inventory Risk				X
Credit Risk	X

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com

In making our assessment of whether the Company should report our college subscription revenues on a gross or net basis, we have taken the approach that none of the indicators should be considered presumptive or determinative on their own, but rather that the relative strength of each indicator should be considered.  We believe that the strongest indicators of the Company being the principal in our subscription arrangements are that:

•	The Company is the primary obligor;
•	The Company performs the service;
•	The Company determines the service specifications.

While the credit risk indicator would result in the Company being an agent, the Company believes that the strength of the three indicators above substantially outweigh the credit risk indicator, and as such the Company believes that it is the principal in its subscription arrangements and that its current method of reporting college subscriptions at gross values is appropriate.

Note 15.  Commitments and Contingencies, Contingencies, pages F-24 and F-25

2.
Comment: We note your response to comment 7.  Please tell us and disclose the nature of the minimum guarantees in your proposed disclosure and how they relate to your lease arrangements.  Refer to ASC 460-10-45, 460-10-50, and 840-10-50-3 in your response.

Response:

The minimum guarantees that we disclose are not related to our lease arrangements in any way.  Our lease arrangements are disclosed pursuant to ASC 840-10-50.  The minimum guarantees that we disclose are related to revenue sharing arrangements that we have executed with some of our customers.  In those cases, our contracts with our customers call for our customers to receive a stated percentage of revenue from various revenue streams including subscriptions, advertising, and other e-commerce transactions.  Over the course of a contract year, if the cumulative amount of revenue sharing earned by our clients does not meet a minimum threshold, then the Company agrees to issue a payment to the client for the difference between the minimum threshold and the actual cumulative revenue sharing earned by the client.  As the minimum guarantees are shown separately from the lease commitments, we don’t believe revised disclosure is necessary.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact Frank Lee, our corporate securities lawyer, at Loeb & Loeb LLP, at (212) 407-4825 or me at (516) 622-8346.  Thank you.

Yours very truly,

/s/ Arthur J. McCarthy
Arthur J. McCarthy
Chief Financial Officer
cc: Frank Lee, Esq.

NeuLion, Inc.
1600 Old Country Road
Plainview, NY 11803
www.neulion.com